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                                                                   EXHIBIT 99

[LETTERHEAD OF MGM GRAND, INC.]

FOR IMMEDIATE RELEASE               Contact: Shelley Mansholt at MGM Grand, Inc.
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                       MGM GRAND ANNOUNCES COMPANY WIDE
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                              RESTRUCTURING PLAN
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Las Vegas, Nevada (August 1, 1995)--MGM Grand, Inc. (NYSE:MGG) announced today details of a restructuring plan designed to reduce costs at the MGM Grand Hotel & Casino. This restructuring will result in a one-time charge against earnings in the third quarter, which is not expected to exceed $6 million.

     "Today's action is a difficult but necessary step in reshaping our company. While we are sensitive to the hardships this creates for those leaving, it enables the company to move forward into a new era of growth and profitability," said J. Terrence Lanni, Chairman and Chief Executive Officer of MGM Grand, Inc., the parent company of the world's largest hotel/casino.

     Several months ago the company's previous management recognized the need to control expenses and engaged an outside firm to facilitate the process. A group of employees from throughout the company identified opportunities to integrate and consolidate functions, improve processes, and lower operating expenses. "After extensive analysis and months of evaluation by the employee group, today we are implementing changes to the company's operations," added Lanni. "These changes have been carefully designed to ensure continuation of our high level of guest services."

                                    -more-
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MGM Grand Announces Company Wide Restructuring Plan
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     As a result, the company will lease three of its existing owned restaurants to outside entities, which will result in a reduction of 470 food and beverage employees. MGM Grand has ensured the individuals affected by this reduction that they will have the opportunity to be interviewed for employment by the new restaurant operators.

     MGM Grand has also reduced its staff in other areas of the company by 300 employees, for a total reduction of 770 employees.

     As required, MGM Grand is providing extended pay and benefits to affected employees. In addition, the company has established a full-service career resource center to provide consulting services to affected persons.

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